Rule 424(b)(2)
                                                File Nos. 33-49696 and 33-64971

                               Public Storage, Inc.

                        Supplement Dated March 28, 1996 to
                        Prospectus Dated December 27, 1995

         The Company is hereby offering to sell 58,955 shares of convertible Preferred Stock (collectively, the "Stock") to State Street Bank and Trust Company, as trustee for Ameritech Pension Trust, pursuant to the Prospectus dated December 27, 1995, as supplemented herein, in exchange for the limited partnership interests in Diversified Storage Fund and Diversified Storage Fund II, partnerships in which affiliates of the Company are the general partners.

         The Stock (i) in preference to the holders of shares of the Common Stock and any other capital stock ranking junior to the Stock, as to payment of dividends, provides for dividends of $1,916,037.50 per quarter, (ii) is convertible at the option of the holder at any time at a rate of 35.014 shares of Common Stock for each share of Stock (the "Conversion Rate") into an aggregate of 2,064,250 shares of Common Stock (the "Conversion Shares"), subject to the Company's right to pay cash, in lieu of issuing Conversion Shares and (iii) will automatically convert into Conversion Shares at the Conversion Rate on December 31, 1999, subject to the Company's right to pay cash, in lieu of issuing Conversion Shares. The amount of cash payable in lieu of issuing Conversion Shares (the "Conversion Price") would be the value of the Conversion Shares, based upon the average daily closing price during the 45 day period ending seven days prior to conversion. Not less than 5,000 Shares of Stock may be converted at any one time. The number of Conversion Shares issuable, or the Conversion Price payable, upon conversion is subject to increase if there are accumulated unpaid dividends on the Stock.

         In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Stock will be entitled to receive out of the Company's assets available for distribution to shareholders, before any distribution of assets is made to holders of Common Stock or any other shares of capital stock ranking as to such distributions junior to the Stock, a liquidation preference equal to the greater of (i) $58,955,000, plus all accrued and unpaid dividends and (ii) the Conversion Price (computed as though the Stock was being converted at the time of liquidation).

         The Stock has the same voting rights, on a share for share basis, as the Common Stock and the approval of a majority of the outstanding shares of the Stock, voting separately as a class, is required for any amendment to the Articles of Incorporation that adversely affects the Stock. In addition, if the equivalent of six quarterly dividends payable on the Stock or any other series of preferred stock are in default (whether or not declared or consecutive), holders of the Stock (voting as a class with all other series of preferred stock) will be entitled to elect two additional directors until all dividends in default have been paid or declared and set apart for payment.